ATLAS CREST INVESTMENT CORP. II

399 Park Avenue

New York, New York 10022

Via EDGAR and Federal Express

August 15, 2022

Robert Telewicz

Accounting Branch Chief

c/o Babette Cooper, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Crest Investment Corp. II Form 10-K for Fiscal Year Ending December 31, 2021 Filed March 18, 2022 File No. 001-39999

Ladies and Gentlemen:

Set forth below are the responses of Atlas Crest Investment Corp. II (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2022, with respect to the Company’s Form 10-K, File No. 001-39999, filed with the Commission on March 18, 2022 (the “Form 10-K”).

For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ending December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

United States Securities and Exchange Commission Division of Corporation Finance Attention: Babette Cooper August 15, 2022 Page 2

Our sponsor is not and is not controlled by and does not have substantial ties with non-U.S. persons. We have considered your comment regarding updating disclosure. In light of our response above, we respectfully respond that we do not believe any updates are required.

If you require additional information, please telephone the undersigned at (212) 883-3572 or Christopher Callesano at 212-883-3820.

Sincerely,

/s/Michael Spellacy

Michael Spellacy

Encl

Cc: Christopher Callesano, Chief Financial Officer